Exhibit 8.1

Subsidiaries of Vicinity Motor Corp.

Name of Subsidiary	Jurisdiction of Organization
Vicinity Motor (Bus) Corp.	British Columbia, Canada
Vicinity Motor (Bus) USA Corp.	Delaware, United States
Vicinity Motor Property LLC	Delaware, United States